Exhibit 12.1
Holly Energy Partners, L.P.
Computation of Ratio of Earnings
To Fixed Charges
(In thousands)

	Three Months
	Ended
	March 31,	Years Ended December 31,
	2011	2010	2009	2008	2007	2006
Earnings:
Net income	$15,169	$58,869	$46,234	$20,696	$35,152	$23,989

Add total fixed charges (per below)	9,291	36,598	24,638	24,751	15,125	14,815

Total earnings	$24,460	$95,467	$70,872	$45,447	$50,277	$38,804

Fixed charges:
Interest expense	$8,549	$34,001	$21,501	$21,763	$13,289	$13,056
Capitalized interest	204	455	1,008	1,007	—	—
Estimate of interest within rental expense (1)	538	2,142	2,129	1,981	1,836	1,759

Total fixed charges	$9,291	$36,598	$24,638	$24,751	$15,125	$14,815

Ratio of earnings to fixed charges	2.63	2.61	2.88	1.84	3.32	2.62

(1)	Represents 30% of the total operating lease rental expense which is that portion deemed to be interest.